FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           April 9, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	9 th April 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.            Reporting Issuer

            Indo-Pacific Energy Ltd.

            284 Karori Rd

            Karori

            New Zealand

Item 2.            Date of Material Change

            On or about April 2, 2003

Item 3.            Press Release

April 2, 2003 Wellington, New Zealand

Item 4.            Summary of Material Change

Indo-Pacific News on Funding.

Wellington, New Zealand – April 02, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) is pleased to advise that it has today entered into a funding arrangement with a third party, which will result in an initial injection of cash to the amount of US$1.1 million (approximately) into the Company.

Item 5.            Full Description of Material Change

Indo-Pacific News on Funding.

Wellington, New Zealand – April 02, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) is pleased to advise that it has today entered into a funding arrangement with a third party, which will result in an initial injection of cash to the amount of US$1.1 million (approximately) into the Company.

These funds are to be applied to Indo-Pacific’s ongoing exploration and development expenditures.

Item 6.            Reliance on Section 85(2) of the Act

            N/A

Item 7.            Omitted Information

            None

Item 8.            Senior Officers

                                    David Bennett, President and Chief Executive Officer

Item 9.            Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

April 2, 2003     “David Bennett”            _______________________________

            David Bennett, President/Chief Executive Officer

            Place of Declaration:  Wellington, New Zealand

Indo-Pacific Drilling News on Funding.

Wellington, New Zealand – April 02, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) is pleased to advise that it has today entered into a funding arrangement with a third party, which will result in an initial injection of cash to the amount of US$1.1 million (approximately) into the Company.

These funds are to be applied to Indo-Pacific’s ongoing exploration and development expenditures.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639

Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.